09046481

RECEIVED

2009 JUN -9 P 12:36

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, June 3rd, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Ref: Important Issues

Dear Sirs:

Hereby we inform you that the Company's Shareholders Meeting held on March 31th, 2009, increased the capital of the Company in the amount of S/. 51,741,055.30. The new capital of the Company is the amount of S/. 467'297,783.70, composed by 424,816,167 shares of S/. 1.10 nominal value. This decision was reached by and legally formalized through a Public Deed dated May 13th. 2009, issued by the Public Notary of Lima, Dr. Jorge E. Orihuela Iberico. Please find attached a copy of the above mentioned Public Deed.

The Registration Date for the new shares to be issued will be June 18th, 2009 delivering these shares to the shareholders on July 1st, 2009. The percentage of new shares will be 12.4542645449%

Faithfully yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

dw 7/9

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Peru

SERIE B Nº 0355626

TRES MIL TRESCIENTOS VEINTISEIS

INSTRUMENTO NUMERO 366
KARDEX NUMERO : 82305 Fis. 3.326

MODIFICACION PARCIAL DE ESTATUTOS

Que otorga

FERREYROS S.A.A.

RECEIVED 2009 JUN -9 P

===

INTRODUCCION.- EN LA CIUDAD DE LIMA, A LOS **TRECE (13)** DIAS DEL MES DE **MAYO** DEL AÑO DOS MIL NUEVE **(2009)**, ANTE MI: **JORGE EDUARDO ORIHUELA IBERICO**, NOTARIO DE LIMA. COMPARECE:=====================
DOÑA **MARIELA GARCIA FIGARI DE FABBRI**.=====================
DE NACIONALIDAD : PERUANA.=====================
CON DOCUMENTO NACIONAL DE IDENTIDAD No. : 07834536.=====================
QUE DECLARA:=====================
SER DE ESTADO CIVIL : CASADA.=====================
SER DE PROFESION U OCUPACION : ECONOMISTA.=====================
ESTAR DOMICILIADA EN : JR. CRISTOBAL DE PERALTA NORTE No. 820, DISTRITO DE SANTIAGO DE SURCO, PROVINCIA Y DEPARTAMENTO DE LIMA.==
QUIEN PROCEDE EN NOMBRE Y REPRESENTACION DE: **FERREYROS S.A.A.**, CON R.U.C. No. 20100027292, FACULTADA SEGUN CONSTA DEL COMPROBANTE QUE SE INSERTA.=====================
LA COMPARECIENTE ES MAYOR DE EDAD, CON DOMINIO DEL IDIOMA CASTELLANO, A QUIEN IDENTIFICO, ACTUA CON CAPACIDAD, LIBERTAD Y CONOCIMIENTO CON QUE SE OBLIGA DE LO QUE DOY FE Y ME ENTREGA LA SIGUIENTE MINUTA PARA QUE ELEVE A ESCRITURA PUBLICA LA QUE ARCHIVO EN SU LEGAJO CORRESPONDIENTE BAJO EL NUMERO DE ORDEN RESPECTIVO Y

RIE B Nº 0355627

TRES MIL TRESCIENTOS VEINTISIETE

CUYO TENOR LITERAL ES EL SIGUIENTE:==============================
============================ **M I N U T A** ==316========================
SEÑOR NOTARIO DR. JORGE EDUARDO ORIHUELA IBERICO:================
SIRVASE EXTENDER EN SU REGISTRO DE ESCRITURAS PUBLICAS, UNA EN LA QUE CONSTE LA **MODIFICACION PARCIAL DE ESTATUTOS** QUE OTORGA **FERREYROS S.A.A.**, CON DOMICILIO EN EL JR. CRISTOBAL DE PERALTA NORTE No. 820, DISTRITO DE SANTIAGO DE SURCO. DEBIDAMENTE REPRESENTADA POR LA SRA. MARIELA GARCIA FIGARI DE FABBRI, IDENTIFICADA CON D.N.I. No. 07834536. SEGUN FACULTADES OTORGADAS EN LA SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 31 DE MARZO DE 2009: EN LOS TERMINOS Y CONDICIONES SIGUIENTES:==

CLAUSULA PRIMERA: LA SOCIEDAD SE ENCUENTRA INSCRITA EN LA PARTIDA ELECTRONICA No. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.======================================

CLAUSULA SEGUNDA: MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 26 DE MARZO DE 2008, EXTENDIDA POR USTED SEÑOR NOTARIO, SE ACORDO AUMENTAR EL CAPITAL SOCIAL A LA SUMA DE S/. 415'556,728.40 (CUATROCIENTOS QUINCE MILLONES QUINIENTOS CINCUENTA Y SEIS MIL SETECIENTOS VEINTIOCHO Y 40/100 NUEVOS SOLES), HABIENDOSE INSCRITO DICHO AUMENTO DE CAPITAL Y LA CONSECUENTE MODIFICACION DEL ARTICULO QUINTO DE LOS ESTATUTOS EN EL ASIENTO B00012 DE LA PARTIDA ELECTRONICA No. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.========

CLAUSULA TERCERA: MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 31 DE MARZO DE 2009, SE ACORDO AUMENTAR EL CAPITAL SOCIAL EN LA SUMA DE S/. 51'741,055.30 (CINCUENTA Y UN MILLONES SETECIENTOS CUARENTA Y UN MIL CINCUENTA Y CINCO Y 30/100 NUEVOS SOLES), COMO CONSECUENCIA DE LA CAPITALIZACION DE LAS UTILIDADES DE LIBRE DISPOSICION POR S/. 51'627,955.97 (CINCUENTA Y UN MILLONES SEISCIENTOS VEINTISIETE MIL NOVECIENTOS CINCUENTA Y CINCO Y 97/100 NUEVOS SOLES) Y DE LA CAPITALIZACION PARCIAL DEL EXCEDENTE DE REVALUACION POR LA SUMA DE

2

S/. 113,099.33 (CIENTO TRECE MIL NOVENTA Y NUEVE Y 33/100 NUEVOS SOLES), OBTENIENDOSE COMO RESULTADO FINAL EL AUMENTO DEL CAPITAL SOCIAL A LA SUMA DE S/. 467'297,783.70 (CUATROCIENTOS SESENTA Y SIETE MILLONES DOSCIENTOS NOVENTA Y SIETE MIL SETECIENTOS OCHENTA Y TRES Y 70/100 NUEVOS SOLES), CON UN VALOR NOMINAL DE S/. 1.10 (UNO Y 10/100 NUEVOS SOLES) POR ACCION, TAL COMO CONSTA EN LA PARTE PERTINENTE DEL ACTA QUE USTED SEÑOR NOTARIO SE SERVIRA INSERTAR.===

POR EL PRESENTE DOCUMENTO SE FORMALIZA DICHO AUMENTO DE CAPITAL, ESTABLECIENDOSE QUE EL ARTICULO QUINTO DE LOS ESTATUTOS DE LA SOCIEDAD TENDRA EN ADELANTE EL SIGUIENTE TENOR:==================

"ARTICULO 5°.- EL CAPITAL DE LA SOCIEDAD ES DE S/. 467'297,783.70, DIVIDIDO EN 424,816.167 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS".=================================

SEÑOR NOTARIO, SIRVASE USTED ELEVAR A ESCRITURA PUBLICA LA PRESENTE MINUTA EFECTUANDO LOS INSERTOS CORRESPONDIENTES, Y CURSAR EL PARTE NOTARIAL PARA SU DEBIDA INSCRIPCION EN EL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.===========

LIMA, 12 DE MAYO DEL 2009.=======================================

(FIRMADO): MARIELA GARCIA FIGARI DE FABBRI - (FERREYROS S.A.A.).==

AUTORIZA LA PRESENTE MINUTA EL DR EDUARDO RAMIREZ DEL VILLAR LOPEZ DE ROMAÑA - ABOGADO - CON REGISTRO DEL COLEGIO DE ABOGADOS DE LIMA Nº 13516.===

======================== **INSERTO: COMPROBANTE** ====================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

----------------------C E R T I F I C O:----------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: **ACTAS DE JUNTAS GENERALES DE ACCIONISTAS No. 8,** PERTENECIENTE A: **FERREYROS S.A.A.,** LEGALIZADO POR ANTE MI, CON FECHA OCHO DE MARZO DEL AÑO DOS MIL SEIS, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 74,118, Y HE CONSTATADO QUE DE FOJAS 230 A FOJAS 257 INCLUSIVE, CORRE EXTENDIDA EL ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DE

SERIE B Nº 0355629

TRES MIL TRESCIENTOS VEINTINUEVE

FECHA TREINTIUNO DE MARZO DEL AÑO DOS MIL NUEVE, CUYAS PARTES PERTINENTES QUE SE ME PIDE TRANSCRIBIR SON DEL TENOR LITERAL SIGUIENTE:==

===== **ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS** ======

========================== **31 DE MARZO DE 2009** =======================

EN LIMA, A LOS TREINTA Y UNO DIAS DEL MES DE MARZO DE 2009 Y DE ACUERDO A LAS CONVOCATORIAS EFECTUADAS EN LOS DIARIOS EXPRESO Y EL PERUANO DEL DIA 5 DE MARZO DE 2009, SE REUNIERON EN LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN JR. CRISTOBAL DE PERALTA NORTE 820, DISTRITO DE SANTIAGO DE SURCO, A HORAS 11.00 AM. BAJO LA PRESIDENCIA DEL INGENIERO OSCAR GUILLERMO ESPINOSA BEDOYA (PRESIDENTE DEL DIRECTORIO) Y ACTUANDO COMO SECRETARIA LA SEÑORA MARIELA GARCIA FIGARI DE FABBRI (GERENTE GENERAL), LOS ACCIONISTAS QUE A CONTINUACION SE INDICA:==

EL SEÑOR JOSE ANTONIO PALACIOS VASQUEZ DE VELASCO, CON DOMICILIO EN JUAN DE ALIAGA N° 207, MAGDALENA, REPRESENTA:===================
152.391 SUS PROPIAS ACCIONES.==

EL SEÑOR AUGUSTO KASTNER SALAZAR, CON DOMICILIO EN CARLOS ARRIETA 1050 SANTA BEATRIZ, LINCE, REPRESENTA:==============================
1,035 SUS PROPIAS ACCIONES.==

EL SEÑOR RAUL VASQUEZ ERQUICIO, CON DOMICILIO EN ENRIQUE CAMPOS 343, SURCO REPRESENTA:===
8.898 SUS PROPIAS ACCIONES.==

EL SEÑOR SIMEON TADEO ESCOBAR SOTO, CON DOMICILIO EN JR. PIURA 940, COMAS, REPRESENTA:===
1.808 SUS PROPIAS ACCIONES.==

EL SEÑOR BORIS VICENTE BOZA, CON DOMICILIO EN CALLE LOS JILGUEROS N° 165, SANTA ANITA, REPRESENTA:=================================

500 SUS PROPIAS ACCIONES.===

EL SEÑOR JUAN GUILLERMO PESSAGNO GELDRES, CON DOMICILIO EN AV. JUAN A. FERRARI N° 195, URB. SAN TADEO, CHORRILLOS, REPRESENTA:=== 2,256 SUS PROPIAS ACCIONES.===

EL SEÑOR LEOPOLDO ALBERTO ESPEJO ACURIO, CON DOMICILIO EN JR. SALAMANCA N° 221 PUEBLO LIBRE, REPRESENTA:====================== 72 SUS PROPIAS ACCIONES.==

EL SEÑOR LUIS BRACAMONTE LOAYZA, CON DOMICILIO EN CALLE IGUAZU 137, URB. RINCONADA DEL LAGO, LA MOLINA, REPRESENTA:============ 239 SUS PROPIAS ACCIONES.===

EL SEÑOR ALFONSO TERRY GARCIA NARANJO, CON DOMICILIO EN MANUEL AUGUSTO OLAECHEA N° 245 EL ROSEDAL, MIRAFLORES, REPRESENTA:======= 34,661 SUS PROPIAS ACCIONES.==

EL SEÑOR ENRIQUE HUACO PASTOR, CON DOMICILIO EN JR. FITZ CARRAL N° 1485. URB. COVIDA, LOS OLIVOS, REPRESENTA:======================== 800 SUS PROPIAS ACCIONES.===

EL SEÑOR MANUEL TUDELA GUBBINS, CON DOMICILIO EN MALECON PEDRO DE OSMA N° 110 DPTO. A 602, BARRANCO, REPRESENTA:================== 5,298 SUS PROPIAS ACCIONES.===

LA SEÑORA CARMEN ALVAREZ CALDERON DE FERREYROS, CON DOMICILIO EN PONTEVEDRA N° 351, URB. LA ESTANCIA, LA RINCONADA, OTORGA PODER AL SR. JOSE FERREYROS ALVAREZ CALDERON, QUIEN REPRESENTA:============= 1.894.721 ACCIONES SEGUN CARTA PODER N° 111.=====================

LOS SEÑORES AFP HORIZONTE S.A., CON DOMICILIO EN REPUBLICA DE PANAMA 3055 PISO 5, SAN ISIDRO, OTORGAN PODER AL SEÑOR JOSE

ERIE B Nº 0355631

TRES MIL TRESCIENTOS TREINTIUNO

ANTONIO BLOCK GRANDA CON D.N.I. 43301978 PARA QUE REPRESENTE LOS FONDOS DE PENSIONES QUE GESTIONA AFP HORIZONTE.==================

45'139,275 ACCIONES SEGUN CARTA PODER N° 1.======================

LOS SEÑORES AFP INTEGRA S.A., CON DOMICILIO EN CANAVAL Y MOREYRA N° 522, SAN ISIDRO, OTORGAN PODER AL SEÑOR GONZALO DE LAS CASAS DIEZ CANSECO CON DNI 09387917 PARA QUE REPRESENTE A LOS FONDOS DE PENSIONES QUE GESTIONA AFP INTEGRA.=============================

44,862.599 ACCIONES SEGUN CARTA PODER N° 2.======================

LOS SEÑORES PRIMA AFP, CON DOMICILIO EN CALLE CHINCHON 980, SAN ISIDRO, OTORGAN PODER AL SEÑOR ALFONSO FERNANDEZ LAZO CON D.N.I. No. 43493267 PARA QUE REPRESENTE LOS FONDOS DE PENSIONES QUE ADMINISTRA PRIMA AFP.====================================

45'324,869 ACCIONES SEGUN CARTA PODER N° 3.======================

LOS SEÑORES AFP PROFUTURO, CON DOMICILIO EN ANDRES REYES 489, SAN ISIDRO, OTORGAN PODER AL SR. MARCO FABRICIO NECIOSUP LLONTOP, PARA QUE REPRESENTE LOS FONDOS DE PENSIONES QUE ADMINISTRA AFP PROFUTURO.===

31'738,187 ACCIONES SEGUN CARTA PODER N° 110.====================

LOS SEÑORES HORTENSIA S.A., CON DOMICILIO EN LOS ROSALES N° 460, PISO 15, SAN ISIDRO, REPRESENTADOS POR EL SR. RAUL ORTIZ DE ZEVALLOS FERRAND.==

11'323,048 ACCIONES SEGUN CARTA PODER N° 4.======================

EL SEÑOR ANDRES VON WEDEMEYER KNIGGE, CON DOMICILIO EN LOS CASTAÑOS N° 462, SAN ISIDRO, REPRESENTA:=========================

232.510 SUS PROPIAS ACCIONES.===================================

14'438,046 ACCIONES DE LOS SEÑORES CORPORACION CERVESUR S.A.A., CARTA PODER N° 5.==

SERIE B Nº 0355632

TRES MIL TRESCIENTOS TREINTIDOS

EL SEÑOR ALVARO CORVETTO LLONA, REPRESENTA LAS ACCIONES DE LAS EMPRESAS QUE A CONTINUACION SE INDICAN, TODAS ELLAS DOMICILIADAS EN CALLE CENTENARIO 156, URB. MELGAREJO. LA MOLINA:==============

1'947,762 ACCIONES DE LOS SEÑORES BCP ACCIONES FMIV. CARTA PODER N° 7.==

41,000 ACCIONES DE LOS SEÑORES BCP CRECIMIENTO SOLES. CARTA PODER N° 8.==

17,000 ACCIONES DE LOS SEÑORES BCP EQUILIBRADO SOLES. CARTA PODER N° 9.==

586,653 ACCIONES DE LOS SEÑORES BCP EQUILIBRADO FMIV. CARTA PODER N° 10.===

30,000 ACCIONES DE LOS SEÑORES BCP MODERADO SOLES. CARTA PODER N° 11.==

876,223 ACCIONES DE LOS SEÑORES BCP MODERADO FMIV. CARTA PODER N° 12.==

EL SEÑOR LUIS EDILBERTO CARBAJAL DIAZ, CON DOMICILIO EN CALLE REAL 150 DPTO. 102, SURCO, OTORGA PODER AL SR. HUGO SOMMERKAMP MOLINARI,QUIEN REPRESENTA:==

744 ACCIONES SEGUN CARTA PODER N° 13 ============================

EL SEÑOR EDUARDO MONTERO ARAMBURU, CON DOMICILIO EN REPUBLICA DE PANAMA N° 3531 OFC. 1002, SAN ISIDRO, REPRESENTA:================

16'506.414 SUS PROPIAS ACCIONES.====================================

2'786,272 ACCIONES DE LA SRA. BLANCA ARAMBURU DE MONTERO. CARTA PODER N°14.===

26,902 ACCIONES DEL SEÑOR ALFONSO MONTERO DASSO, CARTA PODER N° 15

2,400 ACCIONES DEL SEÑOR IGNACIO MONTERO DASSO, CARTA PODER N° 16.

410,000 ACCIONES DE LOS SEÑORES CONSULTORIA, ASESORIA Y SERVICIOS, CARTA PODER N° 17.===

1'670,999 ACCIONES DE LOS SEÑORES ATLANTIC SECURITY BANK, CARTA PODER N° 18.===

TRES MIL TRESCIENTOS TREINTITRES

EL SEÑOR JUAN PRADO BUSTAMANTE, CON DOMICILIO EN GENERAL MUÑIZ 120 DPTO. 14-A, SAN ISIDRO. REPRESENTA:==============================

5,153 SUS PROPIAS ACCIONES ==================================

428,974 ACCIONES DE LA SEÑORA URSULA BUSTAMANTE DE TEALDO. CARTA PODER Nº 19.==

1'976,847 ACCIONES DE LOS SEÑORES FUNDACION MANUEL J. BUSTAMANTE, CARTA PODER Nº 20.=======================================

1'324,238 ACCIONES DE LOS SEÑORES ESTUDIO DE ASESORIA LATINOAMERICANA S.A. CARTA PODER Nº 21.=========================

82,063 ACCIONES DEL SEÑOR MANUEL JOSE MARCOS BUSTAMANTE LETTS, CARTA PODER Nº 119.=======================================

1'823,028 ACCIONES DE LOS SEÑORES MUSGRAVE FINANCE INC., CARTA PODER Nº 120.==

80,592 ACCIONES DE LA SEÑORA ELSA MARIA BUSTAMANTE LETTS. CARTA PODER Nº 121.==

8'252,400 ACCIONES DE LOS SEÑORES BUSLETT S.A., CARTA PODER Nº 122

16'859,985 ACCIONES DE LOS SEÑORES DUCKTOWN HOLDINGS S.A. CARTA PODER Nº 123.==

EL SEÑOR JOSE G. TAGLE REZZA, CON DOMICILIO EN A. MIRO QUESADA Nº 250 DPTO. 2402, SAN ISIDRO. REPRESENTA:=======================

93,387 SUS PROPIAS ACCIONES.=================================

67,027 ACCIONES DE LA SEÑORA CARMEN MARIA TAGLE TEJADA, CARTA PODER Nº 22.===

6,280 ACCIONES DEL SEÑOR LUIS DIAZ GOMEZ, CARTA PODER Nº 23 ======

LOS SEÑORES CIA. DE INVERSIONES Y GESTIONES S.A., CON DOMICILIO EN AV. PARDO Y ALIAGA Nº 699 OFC. 801, SAN ISIDRO, REPRESENTADOS POR EL SR. CARLOS ROBERTO MAYSER GILDEMEISTER:====================

193,948 ACCIONES SEGUN CARTA PODER Nº 24.=====================

LA SEÑORA PATRICIA GASTELUMENDI LUKIS, CON DOMICILIO EN CALLE TRES Nº 169, CASA 7, RINCONADA BAJA, LA MOLINA, REPRESENTA:===========

44,853 SUS PROPIAS ACCIONES.=================================

TRES MIL TRESCIENTOS TREINTICUATRO

1,628 ACCIONESDEL SR. SIMON VENTURA TOLEDO, SEGUN CARTA PODER N°25
22,118 ACCIONES DE LA SEÑORA ROSA DE LAS CASAS HIGUERAS DE VASQUEZ SEGUN CARTA PODER N° 77.================================

EL SEÑOR CARLOS FERREYROS ASPILLAGA, CON DOMICILIO EN PONTEVEDRA N° 491, LA ESTANCIA, LA RINCONADA, REPRESENTA:===================
991,082 SUS PROPIAS ACCIONES.================================
1'088,069 ACCIONES DE LA SEÑORA VICTORIA FERREYROS DE ARRARTE, CARTA PODER N° 26.================================
4'093,075 ACCIONES DE LOS SEÑORES INTERNATIONAL MACHINERY CO. S.A., CARTA PODER N° 28.================================
5'663,199 ACCIONES DE LOS SEÑORES INVERSIONES VARESLI S.A., CARTA PODER N° 29.================================
53 ACCIONES DEL SEÑOR ALBERTO FALCON FLORES, CARTA PODER N° 30.===
7,440 ACCIONES DEL SEÑOR FLORENTINO CHACON CALLAS, CARTA PODER N° 31
1,495 ACCIONES DEL SEÑOR CRISOLOGO LLALLICO VASQUEZ, CARTA PODER N° 32.================================
1'780,003 ACCIONES DEL SEÑOR ALFREDO FERREYROS GAFFRON, CARTA PODER N° 33.================================
7,771 ACCIONES DEL SEÑOR CARLOS EMILIO RIOS VASQUEZ, CARTA PODER N° 34.================================
1'455'899 ACCIONES DEL SEÑOR PEDRO FERNANDEZ ESCUZA, CARTA PODER N° 35.================================
6,392 ACCIONES DEL SEÑOR EMILIO UCEDA LIÑAN, CARTA PODER N° 36.===
435 ACCIONES DEL SEÑOR AMADOR ORTIZ HUARAC, CARTA PODER N° 37.====
15,894 ACCIONES DE LA SEÑORITA MARIA ESCUDERO PINO, CARTA PODER N° 38.================================
640 ACCIONES DEL SEÑOR SOLITARIO RAMOS QUISPE, CARTA PODER N° 39.
67,281 ACCIONES DEL SEÑOR GONZALO DE LA PUENTE LAVALLE, CARTA PODER N° 40.================================
1'090,778 ACCIONES DE LA SEÑORA ANA TERESA FERREYROS DE LOREDO, CARTA PODER N° 83================================
6,949 ACCIONES DEL SEÑOR JESUS ZAVALETA MAMANI, CARTA PODER N°

TRES MIL TRESCIENTOS TREINTICINCO

108 ==

5,329 ACCIONES DEL SEÑOR EVARISTO DURAN ECHEVARRIA, CARTA PODER Nº 109 ==

148,756 ACCIONES DEL SEÑOR JAIME FERREYROS ASPILLAGA, CARTA PODER Nº 112.==

5'974,982 ACCIONES DE LOS SEÑORES HIBISCUS CAPITAL LTD. CARTA PODER Nº 117 ==

46,342 ACCIONES DE LA SEÑORA MARIA DEL PILAR DIEZ GALLO GRANADINO, CARTA PODER Nº 118.==

EL SEÑOR OSCAR ESPINOSA BEDOYA, CON DOMICILIO EN MONTE BELLO Nº 460, RINCONADA ALTA, LA MOLINA, REPRESENTA:========================

2'119,934 SUS PROPIAS ACCIONES.======================================

184,670 ACCIONES DE LA SEÑORA ELENA DIAZ DEL OLMO DE MONTOYA, CARTA PODER Nº 41 ==

81,669 ACCIONES DEL SEÑOR JOSE MONTOYA RAMIREZ DEL VILLAR, CARTA PODER Nº 42.===

337,227 ACCIONES DEL SEÑOR FERNANDO ESPA GARCES ALVEAR, CARTA PODER Nº 43.===

20,019 ACCIONES DEL SEÑOR TEOBALDO ZAVALAGA REYES, CARTA PODER Nº 44.==

1,556 ACCIONES DEL SEÑOR ASIER JOSU CILLONIZ PARODI, CARTA PODER Nº 45.==

92 ACCIONES DE LA SEÑORA PATRICIA ELIZABETH BARRON GUILLEN, CARTA PODER Nº 46.===

95,529 ACCIONES DEL SEÑOR VICTOR ASTETE PALMA, CARTA PODER Nº 47.=

69 ACCIONES DE LA SEÑORA NANCY MARLENE MESTANZA CORRE, CARTA PODER Nº 48.==

2,494 ACCIONES DEL SEÑOR HUBERTO CANO BARRERA, CARTA PODER Nº 49.=

146 ACCIONES DEL SEÑOR ALVARO DE QUESADA GARCIA, CARTA PODER Nº50.

227 ACCIONES DEL SEÑOR JOSE ENRIQUE FREYRE ROMAN, CARTA PODER Nº51

37,088 ACCIONES DEL SEÑOR PASCUAL RENATO CHIARELLA ORTIGOSA, CARTA PODER Nº 52.==

RIE B Nº 0355636

TRES MIL TRESCIENTOS TREINTISEIS

509 ACCIONES DEL SEÑOR CESAR ACOSTA VILLACORTA, CARTA PODER Nº 53.
1,346 ACCIONES DEL SEÑOR ROLANDO JUAN JARA MORILLO, CARTA PODER No. 54.===
14,623 ACCIONES DE LA SEÑORA MARTHA BARRENECHEA QUIJANDRIA, CARTA PODER Nº 55.==
14,623 ACCIONES DE LA SEÑORA CARMEN ESTELA BARRENECHEA QUIJANDRIA, CARTA PODER Nº 56.===
14.623 ACCIONES DE LA SEÑORA ELENA GUADALUPE BARRENECHEA QUIJANDRIA, CARTA PODER Nº 57.=======================================
704 ACCIONES DE LA SEÑORITA ANA ELENA SANCHEZ STURLA, CARTA PODER Nº 58.==
27 ACCIONES DE LOS SEÑORES ROBERTO CALDA CAVANA Y ELENA GIURATO DE CALDA, CARTA PODER Nº 59.===
186 ACCIONES DEL SEÑOR JORGE LUIS DEL VALLE MENDOZA, CARTA PODER Nº 60.==
291,632 ACCIONES DE LOS SEÑORES DEPOSITOS EFE S.A., CARTA PODER No. 61.==
186 ACCIONES DE LA SEÑORA MAGNOLIA CABELLOS ZAGACETA, CARTA PODER Nº 62.==
69 ACCIONES DEL SEÑOR ANDRES RICARDO GAGLIARDI WAKEHAM, CARTA PODER Nº 63.==
2,853 ACCIONES DE LA SEÑORITA MAGALI BENAVIDES AROSEMENA, CARTA PODER Nº 64.==
590,230 ACCIONES DE LOS SEÑORES EL PACIFICO PERUANO SUIZA COMPAÑIA DE SEGUROS Y REASEGUROS, CARTA PODER Nº 65.======================
183,391 ACCIONES DE LA SEÑORA ISABEL FERREYROS DE MIRO QUESADA, CARTA PODER Nº 66.===
7,626 ACCIONES DEL SEÑOR RICARDO LAMA OVALLE, CARTA PODER Nº 67.==
800 ACCIONES DE LA SEÑORA VICTORIA ALEGRE ALEGRE VDA. DE SEGURA, CARTA PODER Nº 68 ===
3'659,222 ACCIONES DE LOS SEÑORES GONDOMAR S.A., CARTA PODER Nº69.
24'421,180 ACCIONES DE LOS SEÑORES HORSESHOE BAY LIMITED, CARTA PODER Nº 70.==

1'071,135 ACCIONES DEL SEÑOR FERNANDO ESPA Y CUENCA, CARTA PODER Nº 27.==

25,540 ACCIONES DE LOS SEÑORES UNIVERSIDAD DEL PACIFICO, CARTA PODER Nº 71.==

1,889 ACCIONES DE LA SEÑORA NORMA VERONICA MANZUR FERNANDEZ PRADA, CARTA PODER Nº 72.===

2,679 ACCIONES DE LA SEÑORA CARMEN CAROLINA MANZUR FERNANDEZ PRADA, CARTA PODER Nº 73.===

1,817 ACCIONES DEL SEÑOR RICARDO OLCESE CASTRO, CARTA PODER Nº 74.

12,378 ACCIONES DE LA SEÑORA ELISA ANGELICA LUKIS DE LA HUERTA, CARTA PODER Nº 75.===

952 ACCIONES DE LA SEÑORA INES PANDO AVILA, CARTA PODER Nº 76.====

1,170 ACCIONES DE LA SEÑORA ESTELA ROCA GUILLEN, CARTA PODER Nº77.

1,201 ACCIONES DE LA SEÑORA KARIN PRADO DE VALLEJO, CARTA PODER No. 78.===

2,972 ACCIONES DEL SEÑOR VICTORIANO TERRONES SANTA CRUZ, CARTA PODER Nº 79.===

583 ACCIONES DEL SEÑOR LINO SOTO BELLO, CARTA PODER Nº 80.========

788 ACCIONES DE LA SEÑORITA YADDIRA AMANDA GUTIERREZ SOTO, CARTA PODER Nº 81.===

11,016 ACCIONES DEL SEÑOR JAIME TARGARONA OCAVA, CARTA PODER Nº82.

63,397 ACCIONES DE LA SEÑORA MARIA LILY RAMIREZ MUÑANTE, CARTA PODER Nº 90.===

2,047 ACCIONES DEL SEÑOR BELTRAN NICANOR HURTADO DE MENDOZA, CARTA PODER Nº 91.===

EL SEÑOR LUIS MOREYRA FERREYROS, CON DOMICILIO EN ALFREDO SALAZAR Nº 653, 5º PISO, SAN ISIDRO, REPRESENTA:============================

7,380 SUS PROPIAS ACCIONES.=======================================

1'770,389 ACCIONES DE LA SRA. MARIA DEL CARMEN BARRIOS GARCIA DE MULANOVICH, CARTA PODER Nº 86.=================================

1'334,730 ACCIONES DE LA SEÑORA ROSARIO BARRIOS GARCIA VDA. DE URRUTIA, CARTA PODER Nº 87.====================================

1,016 ACCIONES DEL SEÑOR GUSTAVO URRUTIA BARRIOS, CARTA PODER N°88
1,016 ACCIONES DE LA SEÑORITA ANDREA URRUTIA BARRIOS, CARTA PODER N° 89.==
12,260 ACCIONES DE LA SEÑORA MARIA ISABEL ROSA MOREYRA ORBEGOSO, CARTA PODER N° 92.==
86,496 ACCIONES DEL SEÑOR LUIS CARLOS JAIME MOREYRA ORBEGOSO, CARTA PODER N° 93.==
86,496 ACCIONES DE LA SEÑORA LUCIA MOREYRA ORBEGOSO, CARTA PODER N° 94.==
38,934 ACCIONES DE LA SEÑORA CECILIA MOREYRA DE MASIAS, CARTA PODER N° 95.===
193 ACCIONES DEL SEÑOR JUAN MOREYRA FERREYROS, CARTA PODER N° 96.=
414,727 ACCIONES DE LA SEÑORA MARIA TERESA MOREYRA FERREYROS VDA. DE GALLAGHER CARTA PODER N° 97.============================
31,227 ACCIONES DE LA SEÑORA INES MARIA MOREYRA FERREYROS, CARTA PODER N° 98.===
173,161 ACCIONES DE LA SEÑORA LEONOR MOREYRA DE MARIATEGUI, CARTA PODER N° 99.===
173,158 ACCIONES DEL SEÑOR FRANCISCO MOREYRA GARCIA, CARTA PODER N° 100.==
39,942 ACCIONES DEL SEÑOR PABLO JOSE MOREYRA LOREDO, CARTA PODER N° 101.==
530,542 ACCIONES DE LA SEÑORA ANGELICA MOREYRA DE GARCIA CALDERON, CARTA PODER N° 102.===
900 ACCIONES DE LA SEÑORA MARIA TERESA ALMENARA CAMINO DE MOREYRA, CARTA PODER N° 103.===
107,133 ACCIONES DE LA SEÑORA MERCEDES PALACIOS MOREYRA, CARTA PODER N° 104.==
157,075 ACCIONES DE LA SEÑORA MARIA AMELIA PALACIOS MOREYRA, CARTA PODER N° 105.==
20,812 ACCIONES DEL SEÑOR AURELIO ENRIQUE PALACIOS MOREYRA, CARTA PODER N° 106.==
321,537 ACCIONES DE LA SEÑORA MARIA SOUSA MOREYRA, CARTA PODER N°

TRES MIL TRESCIENTOS TREINTINUEVE

107.==

EL SEÑOR JUAN MANUEL PEÑA ROCA, CON DOMICILIO EN FRANCISCO MASIAS N° 370 PISO 10, SAN ISIDRO, REPRESENTA:==============================
1'077,660 SUS PROPIAS ACCIONES.======================================

LOS SEÑORES FERNANDO RODRIGUEZ MARQUINA Y/O JUAN MANUEL PEÑA ROCA, REPRESENTAN LAS ACCIONES DE LAS EMPRESAS QUE A CONTINUACION SE INDICAN, TODAS ELLAS DOMICILIADAS EN FRANCISCO MASIAS N° 370, SAN ISIDRO:==
35'192,973 ACCIONES DE LOS SEÑORES LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A., CARTA PODER N° 113.===============================
1'372,436 ACCIONES DE LOS SEÑORES LA POSITIVA SEGUROS Y REASEGUROS S.A., CARTA PODER N° 114.==
16'595 ACCIONES DE LOS SEÑORES TRANS ACCIONES ESPECIALES S.A., CARTA PODER N° 115.===
2'025,833 ACCIONES DE LOS SEÑORES TRANS ACCIONES FINANCIERAS S.A., CARTA PODER N° 116.===

EL SEÑOR RAMON FERREYROS ASPILLAGA, CON DOMICILIO EN AV. GRAL. PEZET 375, 3er. PISO, SAN ISIDRO, REPRESENTA:========================
7,013 ACCIONES DE LA SEÑORA MARIA LAZO DE LA VEGA PONCE DE FERREYROS, CARTA PODER N° 84.=====================================
EL SEÑOR CESAR RIVERO FERNANDEZ, CON DOMICILIO EN GOZZELLI 417 SAN BORJA, REPRESENTA:===
4,500 SUS PROPIAS ACCIONES.==

LA SEÑORA MARIELA GARCIA FIGARI, REPRESENTA LAS ACCIONES DE LAS EMPRESAS QUE A CONTINUACION SE INDICAN, AMBAS DOMICILIADAS EN CALLE CENTENARIO 156, LA MOLINA:==================================
2'317,483 ACCIONES DE LOS SEÑORES CREDICORP LTD, CARTA PODER N°125
202,427 ACCIONES DE LOS SEÑORES BANCO DE CREDITO DEL PERU, CARTA PODER N° 126.===

757 ACCIONES DEL SEÑOR JORGE GARCIA OCROSPOMA, CARTA PODER Nº 132.

EL SEÑOR ELMER RUBEN HUAMAN ROMERO, CON DOMICILIO EN TNTE. DIEGO FERRE MZ. D LT. 12 , SANTIAGO DE SURCO, OTORGA PODER AL SR. VICENTE HUAMAN MEJIA, PARA QUE REPRESENTE:=======================
1,733 ACCIONES SEGUN CARTA PODER Nº 127.========================

EL SEÑOR JOSE LUIS LOYOLA VALDEZ, CON DOMICILIO EN J. CASTILLA 732, SAN JUAN DE MIRAFLORES, OTORGA PODER AL SR. RAUL VASQUEZ ERQUICIO PARA QUE REPRESENTE:================================
446 ACCIONES SEGUN CARTA PODER Nº 128.==========================

EL SEÑOR ITALO ARATA MALATESTA, CON DOMICILIO EN JR. GRAU 260, BELLAVISTA, CALLAO REPRESENTA:==============================
195,655 SUS PROPIAS ACCIONES.===============================

EL SEÑOR JOSE EMILIO RAMIREZ MUÑANTE, CON DOMICILIO EN HUASCAR Nº 2136, JESUS MARIA, REPRESENTA:==============================
174,520 SUS PROPIAS ACCIONES.===============================
22,799 ACCIONES DE LA SEÑORA JUANA INES RAMIREZ MUÑANTE, CARTA PODER Nº 131.==

EL SEÑOR ALBERTO KAWAHARA SATO, CON DOMICILIO EN CALLE 2 MZ BF LOTE 4, LOS ALAMOS DE MONTERRICO, SURCO, REPRESENTA:=============
2,000 SUS PROPIAS ACCIONES.=================================
LA SEÑORA MARTHA CIRILA AURIS PALOMINO, CON DOMICILIO EN URB. SAN GABRIEL MZ F LOTE 1, SAN JUAN DE LURIGANCHO, OTORGA PODER AL SR. ARTURO JAIME MENDOZA RAMIREZ, QUIEN REPRESENTA:==================
8,743 ACCIONES, SEGUN CARTA PODER Nº 129.=======================

EL SEÑOR JULIO CESAR KANASHIRO TOME, CON DOMICILIO EN CALLE 54 N-290 DPTO. 303, CORPAC, SAN ISIDRO, OTORGA PODER AL SR. JE SUS ALEXIS PEÑA VIVANCO, QUIEN REPRESENTA:=========================

3,468 ACCIONES, SEGUN CARTA PODER N° 130.==========================

EN LIMA, A LAS 11:00 AM. DEL DIA TREINTIUNO DE MARZO DE DOS MIL NUEVE, SE CERRO EL REGISTRO DE ACCIONES PARA LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FERREYROS S.A.A., HABIENDO SIDO DEBIDAMENTE REGISTRADAS 354,998,246 ACCIONES DE LAS CUALES 242,351,407 SON REPRESENTADAS POR SUS PROPIETARIOS Y 112,646,839 POR PODERES OTORGADOS PARA ESTA JUNTA. EN CONSECUENCIA SE HA SUPERADO EL QUORUM REQUERIDO PARA LA JUNTA GENERAL OBLIGATORIA ANUAL EN 166,108,824 ACCIONES.==================================

EL PRESIDENTE DE LA JUNTA ABRIO LA SESION, COMPROBANDO QUE SE ENCONTRABAN REPRESENTADAS 354'998,246 ACCIONES, REGISTRADAS DE ACUERDO A LO DISPUESTO EN EL ARTICULO 256° DE LA LEY GENERAL DE SOCIEDADES, LAS CUALES EQUIVALIAN AL 93.97% DEL CAPITAL SOCIAL DE LA EMPRESA, SUPERANDOSE AMPLIAMENTE EL QUORUM REQUERIDO POR EL ESTATUTO SOCIAL Y LA LEY GENERAL DE SOCIEDADES. EN CONSECUENCIA, DECLARO QUE PODIA SESIONAR VALIDAMENTE LA JUNTA CONVOCADA POR EL DIRECTORIO EN SU SESION DEL 2 DE MARZO ULTIMO, PARA EFECTOS DE ADOPTAR ACUERDOS SOBRE LOS SIGUIENTES ASUNTOS MATERIA DE LA CONVOCATORIA:==

1. EXAMEN Y APROBACION DE LA MEMORIA 2008 QUE INCLUYE EL ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS.=========================

2. DISTRIBUCION DE UTILIDADES.=================================

3. CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y DEL EXCEDENTE DE REVALUACION.===================================

4. MODIFICACION DEL ART. 5 DEL ESTATUTO SOCIAL REFERIDO AL CAPITAL SOCIAL.==

5. NOMBRAMIENTO DE AUDITORES EXTERNOS PARA EL EJERCICIO 2009.=====

6. APROBACION DEL SEGUNDO PROGRAMA DE INSTRUMENTOS REPRESENTATIVOS DE DEUDA (EMISION DE BONOS CORPORATIVOS Y PAPELES COMERCIALES) Y DELEGACION DE FACULTADES AL DIRECTORIO.========================

EL PRESIDENTE PROCEDIO POR TANTO, A DAR INICIO A LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DEJANDO CONSTANCIA QUE SE

RIE B Nº 0355642

TRES MIL TRESCIENTOS CUARENTIDOS

CELEBRABA EN PRIMERA CONVOCATORIA.===================================

(...)

3. CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION Y DEL EXCEDENTE DE REVALUACION ===================================

EL PRESIDENTE MANIFESTO QUE EL DIRECTORIO EN SU SESION DEL 2 DE MARZO DE 2009 HABIA ACORDADO RECOMENDAR A LA JUNTA LA CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION POR EL SALDO RESULTANTE DESPUES DE LA APROBACION DEL PAGO DE DIVIDENDOS EN EFECTIVO APROBADO EN EL PUNTO ANTERIOR. DICHO SALDO ASCIENDE A LA SUMA DE S/. 51'627,955.97. ADICIONALMENTE INDICO QUE EL DIRECTORIO TAMBIEN PROPUSO LA CAPITALIZACION DEL EXCEDENTE DE REVALUACION POR LA CANTIDAD DE S/. 113,099.33, CON LA FINALIDAD DE INCREMENTAR EL CAPITAL SOCIAL DE LA EMPRESA. EL PRESIDENTE INVITO A LA GERENTE GENERAL A EXPLICAR EL DETALLE DE LAS PARTIDAS QUE EL DIRECTORIO PROPONE CAPITALIZAR.===================================

LA GERENTE GENERAL PRESENTO A CONTINUACION LAS CIFRAS QUE SE PROPONE CAPITALIZAR Y EL NUMERO DE ACCIONES A EMITIR COMO RESULTADO DE LA CAPITALIZACION:===================================

RESUMEN DE CAPITALIZACION ===================================

(EN NUEVOS SOLES) ===================================

		S/.
SALDO DE UTILIDAD DE LIBRE DISPOSICION CAPITALIZABLE		**51,627,955.97**
EXCEDENTE DE REVALUACION CAPITALIZABLE		**113,099.33 ***
TOTAL CAPITALIZABLE		**51,741,055.30**
VALOR NOMINAL UNITARIO		**1.10**
NUMERO ACCIONES A EMITIR		**47,037,323.00**
ACCIONES LIBERADAS POR ACCION		
CAPITALIZACION/NUMERO ACCIONES ANTERIOR	**S/.**	**0.1369969100**
S/. 51'741,055.30 / 377'680.455		
CAPITALIZACION VALOR NOMINAL		**12.4542645449 %**
S/. 0.1369969100 / S/. 1.10		

*** CAPITALIZACION CORRESPONDE CUANDO EL INMUEBLE ESTA TOTALMENTE DEPRECIADO O CUANDO SE HAYA REALIZADO SU VENTA.**===================

SERIE B Nº 0355643

TRES MIL TRESCIENTOS CUARENTITRES

LA GERENTE GENERAL EXPLICO QUE LA CIFRA TOTAL A CAPITALIZAR QUE INCLUYE EL EXCEDENTE DE REVALUACION CAPITALIZABLE SERIA DE S/. 51 741,055.30 QUE DARIA LUGAR A LA EMISION DE 47 037,323 ACCIONES CON UN VALOR NOMINAL DE S/. 1.10 CADA UNA. LA EMISION DE ACCIONES LIBERADAS REPRESENTARA UN BENEFICIO POR ACCION DE S/. 0.13699 CENTAVOS DE NUEVO SOL POR ACCION O 12.45%.========================

LA GERENTE GENERAL INDICO QUE DE APROBARSE ESTA PROPUESTA DEL DIRECTORIO, LOS SEÑORES ACCIONISTAS RECIBIRAN UN BENEFICIO TOTAL DE 17.45% SI SE CONSIDERAN TANTO EL DIVIDENDO EN EFECTIVO COMO LA ENTREGA DE ACCIONES LIBERADAS.===================================

EL PRESIDENTE CONCLUYO MOSTRANDO COMO QUEDARIA CONFORMADO EL PATRIMONIO DE LA SOCIEDAD E INDICO QUE LA EMISION DE NUEVAS ACCIONES POR CAPITALIZACION, NO DARA LUGAR A PAGO ALGUNO DE IMPUESTOS POR PARTE DE LA EMPRESA NI DE LOS ACCIONISTAS.==========

NUEVA ESTRUCTURA DEL PATRIMONIO ===================================

(EN NUEVOS SOLES) ==

	S/.
CAPITAL SOCIAL REGISTRADO	467,297,783.70
ACCIONES RECOMPRADAS	-108,227.90
	467,189,555.80
CAPITAL ADICIONAL	-113,147.35
RESERVA LEGAL	39,805,428.00
RESULTADOS NO REALIZADOS	9,857,460.50
RESULTADOS ACUMULADOS	0.00
TOTAL PATRIMONIO	516,739,296.95

UNA VEZ RESUELTAS LAS CONSULTAS EFECTUADAS Y DESPUES DE UNA DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA CAPITALIZACION DE S/. 51'741,055.30 Y LA CONSECUENTE EMISION DE 47'037,323 NUEVAS ACCIONES DE UN VALOR NOMINAL DE S/. 1.10.=========================

UN SEÑOR ACCIONISTA SOLICITO AL DIRECTORIO ESTUDIAR LA POSIBILIDAD DE MODIFICAR EL VALOR NOMINAL DE LA ACCION PARA QUE PUEDA ESTAR REPRESENTADO POR NUMEROS ENTEROS SIN FRACCION DECIMAL. EL PRESIDENTE INDICO QUE SE ATENDERIA LA SOLICITUD DEL SEÑOR

ACCIONISTA.==

4. MODIFICACION DEL ART. 5 DEL ESTATUTO SOCIAL REFERIDO AL CAPITAL SOCIAL.==

EL PRESIDENTE MANIFESTO QUE AL MODIFICARSE EL CAPITAL SOCIAL DE LA SOCIEDAD, DEBERA PROCEDERSE A MODIFICARSE EL ART. 5 DEL ESTATUTO SOCIAL, EL CUAL A LA LETRA DEBERA DECIR:=========================

"ARTICULO QUINTO: EL CAPITAL DE LA SOCIEDAD ES DE S/. 467'297,783.70, DIVIDIDO EN 424,816.167 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS".==============

DESPUES DE UNA BREVE DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA PROPUESTA PRESENTADA.===

(...)

DESIGNACION DE FUNCIONARIOS PARA LA FORMALIZACION DE LOS ACUERDOS.

SE APROBO POR UNANIMIDAD FACULTAR A LOS SEÑORES OSCAR GUILLERMO ESPINOSA BEDOYA, DE NACIONALIDAD PERUANA, IDENTIFICADO CON D.N.I. No. 07277264 Y MARIELA GARCIA FIGARI DE FABBRI, DE NACIONALIDAD PERUANA, IDENTIFICADA CON D.N.I. No. 07834536, PARA QUE CUALQUIERA DE ELLOS, ACTUANDO INDIVIDUALMENTE, SUSCRIBA LA MINUTA Y LA ESCRITURA PUBLICA QUE FORMALIZA LOS ACUERDOS ANTERIORES.==========

SIENDO LAS 12.00 HORAS, SE DIO POR CONCLUIDA LA PRESENTE SESION Y TOMANDO EN CUENTA LA EXTENSION DE LOS TEMAS TRATADOS QUE DEBEN SER CUIDADOSAMENTE REFLEJADOS EN EL ACTA DE LA PRESENTE JUNTA, SE ACORDO POR UNANIMIDAD Y CON ARREGLO AL ARTICULO 30 DEL ESTATUTO, DESIGNAR AL PRESIDENTE, INGENIERO OSCAR GUILLERMO ESPINOSA BEDOYA, A LA SECRETARIA, SEÑORA MARIELA GARCIA FIGARI DE FABBRI Y A LOS ACCIONISTAS PRESENTES, SEÑORES JOSE TAGLE REZZA Y MANUEL TUDELA GUBBINS, PARA QUE CONJUNTAMENTE SUSCRIBAN EL ACTA RESPECTIVA.=====

A CONTINUACION APARECEN CUATRO FIRMAS.===========================

ASI Y MAS EXTENSAMENTE CONSTA DEL ACTA DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS TRECE DIAS DEL MES DE MAYO DEL AÑO DOS MIL NUEVE.===

RIE B Nº 0355645

TRES MIL TRESCIENTOS CUARENTICINCO

======================== **INSERTO: ASIENTO CONTABLE** ====================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

-----------------------C E R T I F I C O:----------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: **DIARIO** PERTENECIENTE A: **FERREYROS S.A.A.,** LEGALIZADO POR ANTE NOTARIO DE LIMA DR. ORLANDO MALCA PEREZ, CON FECHA DIECISEIS DE FEBRERO DEL AÑO DOS MIL SIETE, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 32,298-2007, EN EL QUE SE ENCUENTRAN LOS ASIENTOS CONTABLES DEL TENOR LITERAL SIGUIENTE:==

================== **LIBRO DIARIO MES DE MAYO 2009** =================

57 EXCEDENTE DE REVALUACION --------- S/. 113,099.33 ------------

59 UTILIDADES RETENIDAS ------------------------------ 113,099.33

PARA REGISTRAR TRANSFERENCIA DE EXCEDENTE DE REVALUACION DE TERRENOS A CUENTA DE UTILIDADES RETENIDAS ======================

59 UTILIDADES RETENIDAS ----------- S/. 20'772,425.03 ------------

45 DIVIDENDOS POR PAGAR ----------------------------- 20'772,425.03

POR DISTRIBUCION DE DIVIDENDOS EN EFECTIVO PROVENIENTES DE UTILIDADES RETENIDAS DEL EJERCICIO 2008, ACORDADO EN JUNTA GENERAL DE ACCIONISTAS DEL DIA 31 DE MARZO DE 2009.=====================

59 UTILIDADES RETENIDAS ----------- S/. 51'627,955.97 ------------

59 UTILIDADES RETENIDAS -------------- 113,099.33 ------------

50 CAPITALIZACION SOCIAL ----------------------------- 51,741,055.30

CAPITALIZACION DE UTILIDADES RETENIDAS, QUE INCLUYE UTILIDAD PROVENIENTE DE EXCEDENTE DE REVALUACION, POR S/. 113,099.33 SEGUN LO ACORDADO EN JUNTA GENERAL DE ACCIONISTAS DEL DIA 31 DE MARZO DE 2009.==

5911 UTILIDADES RETENIDAS ---------- S/. 8'044,487.00 ------------

5821 RESERVA LEGAL -- 8'044,487.00

DETENCION DE RESERVA LEGAL AÑO 2008.============================

(FIRMADO): BERNARDO CHAUCA QUISPE - CONTADOR GENERAL - C.P.C. CON MAT. No. 19915 ==

ASI CONSTA DEL ASIENTO CONTABLE DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE

RIE B Nº 0355646

TRES MIL TRESCIENTOS CUARENTISEIS

LIMA A LOS TRECE DIAS DEL MES DE MAYO DEL DOS MIL NUEVE.==========

========================== **C O N C L U S I O N** ==========================

SE DEJA CONSTANCIA QUE EL NOTARIO CUMPLIO CON ADVERTIR A LA INTERESADA SOBRE LOS EFECTOS LEGALES DEL INSTRUMENTO PUBLICO PROTOCOLAR QUE AUTORIZA, TAL COMO LO DISPONE EL ARTICULO 27 DEL DECRETO LEGISLATIVO 1049 DEL NOTARIADO.============================

FORMALIZADO EL INSTRUMENTO, LA OTORGANTE SE INSTRUYO DE SU OBJETO, POR LA LECTURA QUE DE TODO EL HIZO; DESPUES DE LO CUAL SE AFIRMA Y RATIFICA EN SU CONTENIDO, FIRMA E IMPRIME SU HUELLA DIGITAL, ANTE MI, DE LO QUE DOY FE.==

SE INICIA Y CONCLUYE ESTE INSTRUMENTO EN EL PAPEL DE SEGURIDAD NOTARIAL SERIE B, Nos. 0355626 Y 0355646 RESPECTIVAMENTE.=========

MARIELA GARCIA FIGARI DE FABBRI IMPRESION DACTILAR 14/05/09 FECHA

SE CONCLUYE EL PROCESO DE FIRMA(S) DE ESTE INSTRUMENTO CON FECHA CATORCE DE MAYO DEL AÑO DOS MIL NUEVE.================================

NOTARIO

M.F.

A SOLICITUD DE PARTE INTERESADA, EXPIDO ESTE TESTIMONIO, EL MISMO QUE CONCUERDA CON EL INSTRUMENTO MATRIZ DE SU REFERENCIA DE LO QUE DOY FE Y AL QUE ME REMITO EN CASO NECESARIO. LA FECHA Y FOJA EN QUE CORRE OBRA EN LA TRANSCRIPCION QUE PRECEDE Y SE ENCUENTRA DEBIDAMENTE SUSCRITO POR EL (LOS) COMPARECIENTE(S) Y AUTORIZADO POR EL NOTARIO QUE CERTIFICA SEGUN ARTICULO 83 DEL DECRETO LEGISLATIVO DEL NOTARIADO.---
LIMA, 25 DE MAYO DEL AÑO DOS MIL NUEVE.----------------------------

JORGE E. OR[illegible]LA IBERICO
NOTARIO [illegible]BOGADO

SUNARP
SUPERINTENDENCIA NACIONAL DE LOS REGISTROS PUBLICOS

ANOTACION DE INSCRIPCION

NOTARIA ORIHUELA IBERICO
Real N° 111 - 2do. Piso
- Telefax: 440-5422
442-8897 - 442-2574 - 442-6339
E-mail: notjeoi@terra.com.pe

ZONA REGISTRAL N° IX. SEDE LIMA
OFICINA REGISTRAL LIMA

TITULO N°	:	**2009-00333852**
Fecha de Presentación	:	15/05/2009

Se deja constancia que se ha registrado lo siguiente :

ACTO	PARTIDA N°	ASIENTO
AUMENTO DE CAPITAL DE SOCIEDAD ANONIMA	11007355	B0013

Derechos pagados : S/.3,550.00 nuevos soles, derechos cobrados : S/.3,550.00 nuevos soles y Derechos por devolver : S/.0.00 nuevos soles.
Recibo(s) Número(s) 00001237-06 00001802-09. LIMA, 29 de Mayo de 2009.

INES VILLALTA PAUCAR
Registrador Público
Zona Registral N° IX - Sede Lima

SUNARP
SUPERINTENDENCIA NACIONAL DE LOS REGISTROS PUBLICOS
Zona Registral N° IX - Sede Lima
Sub Gerencia de Diario y Mesa de Partes

SUNARP
SUPERINTENDENCIA NACIONAL DE LOS REGISTROS PUBLICOS

ZONA REGISTRAL N° IX. SEDE LIMA
OFICINA REGISTRAL LIMA
N° Partida: 11007355

INSCRIPCION DE SOCIEDADES ANONIMAS
FERREYROS S.A.A.

REGISTRO DE PERSONAS JURIDICAS
RUBRO : AUMENTO DE CAPITAL Y MODIF. DEL ESTATUTO
B00013

Por **ESCRITURA PÚBLICA del 13/05/2009** otorgada ante NOTARIO JORGE EDUARDO ORIHUELA IBERICO en la ciudad de LIMA y por **Junta General 31/03/2009** se aprobó aumentar el capital social en S/. 51'741,055.30 por capitalización de utilidades y excedente revaluación, y modificar el art. 5 del estatuto social: **"Artículo Quinto: El capital de la sociedad es de S/. 467'297,783.70 dividido en 424'816,167 acciones de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, gozando todas de iguales derechos y prerrogativas"**.- *El acta consta a fojas 230-257 del Libro de Actas de Juntas Generales de Accionistas N° 8, legalizado por el notario de Lima JORGE EDUARDO ORIHUELA IBERICO con fecha 08/03/2006 bajo el N° 74,118.-* El título fue presentado el 15/05/2009 a las 03:13:37 PM horas, bajo el N° 2009-00333852 del Tomo Diario 0492. Derechos cobrados S/.3,550.00 nuevos soles con Recibo(s) Número(s) 00001237-06 00001802-09.- LIMA, 29 de Mayo de 2009.

INES VILLALTA PAUCAR
Registrador Público
Zona Registral N° IX - Sede Lima

CERTIFICO: Que la copia fotostatática que obra en ......una...... foja/s es reproducción del documento que en copia he tenido a la vista y con el cual he practicado minuciosa confrontación encontrándolos idénticos en su contenido de lo que doy fé.-
Lima, 01 JUN. 2009

JORGE E. ORIHUELA IBERICO
NOTARIO ABOGADO

COLEGIO DE NOTARIOS DE LIMA
PERU